UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 20, 2012

Commission File Number: 001-33800

SearchMedia Holdings Limited

(Translation of registrant’s name into English)

                                 Cayman Islands

(Jurisdiction of incorporation or organization)

Room 902 and 903, 500 Weihai Road,

Jing An District, Shanghai, China 200041

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On August 17, 2012, SearchMedia Holdings Limited, a Cayman Islands corporation (the “Company”), entered into a stock purchase agreement (the “Stock Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company sold in a PIPE transaction (the “PIPE Transaction”) an aggregate of 6,100,000 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a price per share of $1.00. The Company received aggregate gross proceeds of $6,100,000.00 at its first closing dated August 17, 2012. A second closing of the PIPE Transaction will be completed no later than September 30, 2012. The terms and conditions of the Stock Purchase Agreement include standard representations and warranties.

The offering and sale of the Shares were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. The Shares have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements. The sale of the securities did not involve a public offering and was made without general solicitation or general advertising. The Investors represented that they are accredited investors, as such term is defined in Rule 501(a) of Regulation D under the Securities Act, and that they acquired the Shares for investment purposes only and not with a view to any resale, distribution or other disposition of the Shares in violation of the United States federal securities laws.

Also on February 17, 2012, the Company entered into certain convertible promissory notes (the “Convertible Promissory Notes”) with four investors separately. In connection with the Convertible Promissory Notes, the Company agreed to issue 3,148,833 Shares (“Conversion Shares”) upon the conversion of Convertible Promissory Notes at conversion price of $1.00 including 148,833 Shares in accrued interest through August 17, 2012. Simultaneous with the PIPE Issuance’s first closing, the Company issued the Conversion Shares.

See also Exhibit 99.1 related to a Press Release dated August 20, 2012.

See also Exhibit 99.2 related to a Press Release dated August 20, 2012.

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: August 21, 2012	By:	Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer